AMENDED AND RESTATED FEE WAIVER AND EXPENSE LIMITATION
AGREEMENT

PROSPECTOR FUNDS, INC.

Agreement made as of September 19, 2007, and amended and restated on February 22, 2010, February 16, 2011, February 15, 2012, February 25, 2013, February 19, 2014, February 18, 2015, February 23, 2016 and February 21, 2017 between Prospector Partners Asset Management, LLC, a Delaware limited liability company (the “Adviser”) and Prospector Funds, Inc., a Maryland corporation (the “Company”), on behalf of its Series, Prospector Capital Appreciation Fund and Prospector Opportunity Fund (each, a “Fund” and collectively, the “Funds”).

WHEREAS, the Company is an open-end, management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Adviser serves as the investment adviser of the Funds; and

NOW, THEREFORE, the parties hereto agree as follows:

1.   The Adviser agrees to waive its fees or to pay or absorb the ordinary operating expenses of each Fund, but excluding interest, organizational expenses, brokerage commissions and extraordinary expenses of the Fund (“Operating Expenses”) to the extent such Operating Expenses exceed 1.30% of such Fund’s average daily net assets (the “Expense Limitation”).

2.   This Agreement will remain in effect with respect to each Fund until September 30, 2018, unless the Board of Directors of the Fund approves its earlier termination or revision; provided, however that any such early termination shall be subject to 30 days prior written notice.  This Agreement will terminate automatically upon the termination of the investment advisory agreement in effect between the Company and the Adviser unless a new investment advisory agreement with the Adviser (or an affiliate of the Adviser) to replace the terminated agreement becomes effective upon such termination.

3.   The Company agrees, on behalf of each Fund, to carry forward for a period not to exceed three (3) years from the end of the fiscal year in which an expense is paid, waived or absorbed by the Adviser any Operating Expenses in excess of the Expense Limitation that are paid or assumed by the Adviser pursuant to this Agreement (“Excess Operating Expenses”) as well as any organizational expenses paid or assumed by the Adviser (“Organizational Expenses”) and, at the election of the Adviser, may reimburse the Adviser in the amount of such Excess Operating Expenses and Organizational Expenses as set forth herein.  Such reimbursement will be made as promptly as possible, but only to the extent it does not cause the Operating Expenses for any year to exceed the Expense Limitation in effect at the time of recovery with respect to the relevant Fund.  This Agreement of the Company to reimburse the Adviser for Excess Operating Expenses and Organizational Expenses shall terminate in the event the Adviser or any affiliate of the Adviser terminates the then effective investment advisory agreement between the Company and the Adviser (or any affiliate of the Adviser) without the consent of the Company (other than a termination resulting from an assignment).

4.   This Agreement shall be construed in accordance with the laws of the state of Connecticut and the applicable provisions of the 1940 Act.  To the extent the applicable law of the State of Connecticut, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

IN WITNESS WHEREOF, the Company, on behalf of the Funds, and the Adviser have caused this Agreement to be executed on the day and year above written.

PROSPECTOR FUNDS, INC. By: /s/Peter N. Perugini, Jr. Name: Peter N. Perugini, Jr. Title Treasurer	PROSPECTOR PARTNERS ASSET MANAGEMENT, LLC. By: /s/John D. Gillespie Name: John D. Gillespie Title: Managing Member